

07007311


SEC MAIL
RECEIVED
PROCESSING
MAR - 8 2007
WASH. D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 South Wacker Drive
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Reilly **(312) 431-6556**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wayne Hummer Investment L.L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public


"OFFICIAL SEAL"
MARYBETH O'CONNOR
Notary Public, State of Illinois
My Commission Expires 05/22/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
2007
186
SECTION

STATEMENT OF FINANCIAL CONDITION

Wayne Hummer Investments LLC
December 31, 2006
With Report of Independent Auditors

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Auditors

The Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying statement of financial condition of Wayne Hummer Investments LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Wayne Hummer Investments LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 28, 2007

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 2,540,888
Deposits with clearing organizations and clearing broker	187,370
Receivables from:	
Broker	24,567,908
Affiliates	1,406,553
Securities owned	2,323,755
Nonqualified deferred compensation plan – plan assets	2,412,714
Fixed assets, at cost (net of accumulated depreciation and amortization of $1,730,067)	496,612
Goodwill	7,960,483
Other assets	836,607
Total assets	$ 42,732,890
Liabilities and member's equity	
Liabilities:	
Short-term borrowings	$ 17,569,722
Deferred tax liability	407,073
Nonqualified deferred compensation plan – plan liabilities	1,827,233
Accrued compensation and benefits	1,855,839
Accounts payable, accrued expenses, and other liabilities	886,466
Total liabilities	22,546,333
Member's equity	20,186,557
Total liabilities and member's equity	$ 42,732,890

See notes to statement of financial condition.

Wayne Hummer Investments LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Wayne Hummer Investments LLC (the Company), registered as a broker/dealer under the Securities Exchange Act of 1934 (the Act), is a financial services firm headquartered in Chicago, Illinois. Focused Investments L.L.C. (Focused), a former wholly owned subsidiary of the Company, merged its operations into the operations of the Company on December 18, 2006. Prior to December 18, 2006, Focused was a registered as a broker-dealer under the Act, engaged in retail securities brokerage primarily through bank investment centers, and cleared securities transactions on a fully disclosed basis. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust). The Company maintained its limited liability company status subsequent to the acquisition.

Wintrust has assigned 100% of its limited liability company interest in the Company to North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that also is a member of the Federal Reserve. NSCB also is a wholly owned subsidiary of Wintrust.

The Company clears its securities transactions on a fully disclosed basis through First Clearing Corporation (the Clearing Broker).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from those estimates.

Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. If quoted or dealer prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are reflected in principal transactions in the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets,* addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current year losses, other members within the consolidated federal income tax return compensate it for use of its current year losses.

Stock-Based Compensation

On January 1, 2006, Wintrust adopted provisions of FASB Statement No. 123R, *Share-Based Payment* (SFAS 123R), using the modified prospective transition method. Under this transition method, compensation cost is recognized in the financial statements beginning January 1, 2006, based on the requirement of SFAS 123R for all share-based payments granted after that date and based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, *Accounting for Stock-Based Compensation* (SFAS 123) for all shared-based payments granted prior to, but not yet vested as of December 31, 2005. Results for prior periods have not been restated. Wintrust charges the Company stock-based compensation expense determined in accordance with SFAS 123R for stock options and restricted stock granted to the Company's employees.

2. Summary of Significant Accounting Policies (continued)

Prior to 2006, Wintrust accounted for stock-based compensation using the intrinsic value method set forth in APB 25, as permitted by SFAS 123. The intrinsic value method provides that compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. As a result, for periods prior to 2006, compensation expense was generally not recognized in the Statement of Operations for stock options. Compensation expense has always been recognized for restricted share awards.

Compensation cost is measured as the fair value of the awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options and the market price of Wintrust's stock at the date of grant is used to estimate the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. As a result, recognized stock compensation expense was reduced for estimated forfeitures prior to vesting primarily based on historical forfeitures prior to vesting primarily based on historical forfeiture data. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances. Prior to January 1, 2006, actual forfeitures were accounted for as they occurred for purposes of required pro forma stock compensation disclosures.

Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN No. 48), *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.* FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, with a cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company will adopt FIN No. 48 effective January 1, 2007. The Company does not believe the impact of FIN No. 48 will have a material impact on its financial condition and results of operations.

2. Summary of Significant Accounting Policies (continued)

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2006, the Company is currently evaluating the impact of FAS 157.

Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivable from broker and others. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates. and, accordingly, are carried at amounts approximating fair value.

3. Receivable From Broker

Receivable from broker includes unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivable from broker is a deposit in the amount of $23,799,985 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured, interest bearing, and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Transactions With Customers

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

5. Securities Owned

At December 31, 2006, securities owned and securities sold, not yet purchased, are recorded at market value and consist of the following:

State and municipal government obligations	$ 1,436,034
Mortgage-backed securities	328,426
Corporate obligations	225,164
Equities	189,272
Certificates of deposits	144,859
	$ 2,323,755

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

6. Short-Term Borrowings

The Company has a line of credit available in the amount of $30,000,000 with an affiliate that matures on November 4, 2007. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2006, the amount outstanding was $17,569,722.

7. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plan

Wintrust sponsors a defined-contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 60% of each dollar of participant contributions up to a maximum matching contribution of $4,000 annually.

Deferred Compensation

Wintrust sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Amounts contributed to the Plan are placed in a trust for a deferral period of up to 15 years. The balances in this Plan are subject to the claims of general creditors. The Company's contributions are charged to expense in the year the award vests.

7. Employee Benefit Plans and Stock-Based Compensation (continued)

Stock-Based Compensation Plans

Wintrust charges the Company stock-based compensation expense determined in accordance with SFAS 123R for stock options and restricted share awards.

Wintrust estimates the fair value of each stock option using the Black-Scholes option-pricing model taking into account the stock price and exercise price. In addition, assumptions for expected volatility are based on historical volatility of Wintrust's common stock, which correlates with the expected life of the options and for the risk-free interest rate is based on comparable term U.S. Treasury rates. The expected life is based on historical exercise and termination behavior.

Option-pricing models require the input of highly subjective assumptions and are sensitive to changes in the options' expected life and the price volatility of the underlying stock, which can materially affect the fair value estimate.

8. Income Taxes

The Company is included in the consolidated federal and state income tax return filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax liabilities as of December 31, 2006, are as follows:

Assets	$ 1,122,592
Liabilities	(1,529,665)
Net deferred tax liabilities	$ (407,073)

Net deferred tax liabilities are comprised principally of net temporary differences related to deferred compensation and goodwill.

9. Related Parties

The Company provides office space and services to an affiliate, WHAMC, for which the Company is reimbursed. For the year ended 2006, the Company also earned service fee revenues from WHAMC for administrative support and referral of investments advisory accounts.

9. Related Parties (continued)

The Company also earned revenues from affiliates related to insured bank deposits (IBD) products and interest on bank deposits with NSCB, and referral fee income from Wayne Hummer Trust Company.

During the year, the Company reimbursed Wintrust for certain allocated expenses, which include executive compensation and information technology services.

Included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to five years.

The following related-party transactions were included in the financial statements as of and for the year ended December 31, 2006:

Statement of financial condition	
Receivables from affiliates:	
Loans and interest to employees	$ 1,237,222
Interest receivable for insured bank deposit (IBD) products	108,072
Due from WHAMC	61,259
Total	$ 1,406,553

10. Commitments and Contingencies

The Company leases certain office space and equipment under noncancelable leases. Future minimum payments under the noncancelable leases for the year ending December 31, 2007 are $1,202,701.

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances maintained by its clearing broker and subject to such

10. Commitments and Contingencies (continued)

indemnification was $24,071,739. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, which requires the Company to maintain minimum net capital equal to $250,000, as defined.

At December 31, 2006, the Company had net capital of $6,913,460, which was $6,663,460 in excess of its required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

END